UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

                                             SEC FILE NUMBER 1-5197

                                             CUSIP NUMBER    730026101
                                                             730026200
(Check One): __ Form 10-K  __ Form 20-F  __ Form 11-K   X  Form 10-Q
             __ Form N-SAR
     For Period Ended:    May 30, 1997
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:___________________________________________________________________

PART 1-- REGISTRANT INFORMATION

Plymouth Rubber Company, Inc.
Full Name of Registrant
__________________________________________________________________________
Former Name if Applicable

104 Revere Street
Address of Principal Executive Office (Street and Number)

Canton, MA 02021
City, State and Zip Code

PART II Rules 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           |   (a)  The reasons described in reasonable detail in Part III of
           |        this form could not be   eliminated without unreasonable
           |        effort or expense;
           |
     X     |   (b)  The subject annual report, semi-annual report, transition
           |        report on Form 10-K, Form 20-F,11-K, Form N-SAR, or portion
           |        thereof, will be filed on or before the fifteenth calendar
           |        day following the prescribed due date; or the subject
           |        quarterly report of  transition report on Form 10-Q, or
           |        portion thereof  will be filed on or before the fifth
           |        calendar day following the prescribed due date; and
           |    (c) The accountant's statement or other exhibit required by
           |        Rule 12b-25(c) has been attached if applicable.

PART III  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Form 10-Q for the quarter and six months ending May 30, 1997 could not be filed within the prescribed time period as the Company, as of May 30, 1997, was in technical default of a covenant in a Security Agreement with a major lender pertaining to a minimum fixed charge coverage ratio of earnings before interest, depreciation, and taxes, compared to the current portion of long-term debt, capital leases and interest. The Company has requested a waiver of the default and is of the opinion that the waiver will be granted. Until receipt of the waiver, the Balance Sheet and supporting MD&A and footnotes cannot be prepared.

PART IV OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
      Duane E. Wheeler        617                   828-0220, Ext. 1375
      (Name)               (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     answer is no, identify report(s).                      X  Yes __ No
____________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof ?  X Yes   __ No.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net sales for the second quarter, which ended May 30, 1997, rose 22% to $17,706,000 from $14,566,000 a year ago. This sales increase reflects a
     (1) 3% increase in Plymouth's traditional business, as sales continue to be restricted by capacity limitations (which the Company is addressing with its previously announced two year $10 million capital expenditure program), and (2) sales by the October, 1996 and January, 1997 acquisitions now operating as Brite-Line Technologies, Inc. ("Brite-Line") and Plymouth Rubber Europa S.A. ("Europa"), respectively. Sales to the domestic automotive market increased 23% over the prior year's second quarter and accounted for 46% of the quarterly sales. Sales to the export and non-automotive OEM markets declined 12% and 37%, respectively.

     Net income for the second quarter was $170,000, or $0.08 per share, compared to $619,000, or $0.28 per share from the prior year's first quarter, reflecting the parent company's less favorable product mix, higher raw material costs, higher plant maintenance expenses, and increased indirect labor and training costs. The Brite-Line and Europa acquisitions made a small contribution to the quarter's income. Net income for the second quarter of fiscal 1996 benefited from an effective income tax rate of 26%, which resulted from a $117,000 recapture of a Deferred Tax Valuation Allowance.

     For the first six months of fiscal 1997, net sales rose 18% to $32,990,000 from $27,878,000 in 1996's first half. The sales increase was primarily attributable to the Brite-Line and Europa acquisitions (accounting for 75% of the increase), and an 18% increase in sales of wire harnessing tapes to the domestic automotive industry. Small increases were attained in the other markets, with the exception of sales to the non-automotive OEM market, which declined 30%, due primarily to capacity restrictions.

     Net income for the first six months of fiscal 1997 was $311,000, or $0.14 per share, compared to $924,000, or $0.41 per share a year ago. Net income for the first six months of fiscal 1996 benefited from an effective income tax rate of 26%, which resulted from a $175,000 recapture of a Deferred Tax Valuation Allowance, and a $147,000 before tax gain from litigation. As of May 30, 1997, the Company was in technical default with respect to the minimum fixed charge coverage ratio of earnings before interest, depreciation and taxes, compared to the current portion of long-term debt, capital leases and interest covenant contained in its Loan and Security Agreements with a major lender. The Company has requested a waiver from the lender, and, as of the date of this release, is of the opinion that the waiver will be granted.

     Earnings per share figures have been adjusted to account for a 5% stock dividend on both Class A and Class B common stock declared on June 11, 1996, and payable in Class B common shares on August 6, 1996 to shareholders of record as of June 24, 1996.

     This release contains forward-looking statements within the meaning of
     Section 27A of the Securities Act of 1933 and Section 21E of the Securities & Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements.


        Plymouth Rubber Company Reports Operating Results for Fiscal 1997 Second Quarter and First Half

             (In Thousands Except Per Share Amounts)
                           (Unaudited)


                       Second Quarter Ended          Six Months Ended
                     May 30,        May 31,         May 30,       May 31,
                      1997           1996ab          1997        1996ac

Net Sales           $   17,706    $   14,566     $   32,990    $   27,878

Net Income          $      170    $      619     $      311    $      924


Per Share Data:

Net Income          $      .08    $      .28     $      .14    $      .41

Weighted average
 number of shares
 outstanding         2,175,475     2,230,952      2,188,390     2,233,967



(a) Earnings per share figures have been adjusted to account for a 5 percent stock dividend on both Class A and Class B common stock declared on June 11, 1996, and payable in Class B common shares on August 19, 1996, to shareholders of record as of June 24, 1996.

(b) Net income for fiscal 1996's second quarter reflects the recapture of $117,000 of deferred tax valuation allowance (resulting in an effective tax rate of 26 percent).

(c) Net income for fiscal 1996's first six months reflects the recapture of $175,000 of deferred tax valuation allowance (resulting in an effective tax rate of 26 percent), and a $147,000 before tax gain from litigation.

__________________________________________________________________________



                  Plymouth Rubber Company, Inc.
          (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 1997     By: Duane E. Wheeler

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this chapter). (Amended by
          Sec Act Rel No 7122, Exch Act Rel No 35113, eff. 1/30/95).